

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)



03029418

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is ... for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can ... Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. ...393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown sl... ...um, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
Provide the following information for the year-to-date period:
(a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
(b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
Provide the following information as at the end of the reporting period:
(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
(b) number and recorded value for shares issued and outstanding,
(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
(d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Advent Communications Corp.	June 30, 2003	03/08/12

ISSUER ADDRESS		
#1103-3779 Sexsmith Road		
CITY / PROVINCE / POSTAL CODE	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Richmond, B.C., V6X 3Z9	(604)279-0880	(604)279-8868

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Gen Wong	President	(604)279-8868

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@advent-comm.com	www.advent-comm.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	Gen Wong	03/08/12
[signature]	Victor Chui	03/08/12

Advent Communications Corp.

Second Quarter Report
Quarter ended June 30, 2003

Advent Communications Corp.

Consolidated Financial Statements
(Unaudited)
June 30, 2003

Advent Communications Corp.

Consolidated Balance Sheets
(Unaudited)
As at June 30, 2003

	June 30, 2003 $	Dec. 31, 2002 $
Assets		
Current assets		
Cash	1,414,727	1,641,978
Accounts receivable	539,193	747,682
Inventories	300,973	462,625
Prepaid expenses	79,607	60,811
	2,334,500	2,913,096
Property and equipment (note 3(a))	1,305,481	1,290,521
Goodwill and acquired subscriber base (note 3(b))	-	-
	3,639,981	4,203,617
Liabilities		
Current liabilities		
Bank indebtedness (note 4)	-	-
Accounts payable and accrued liabilities	1,364,437	1,864,219
Deferred revenue	72,833	88,873
Mortgage loans (note 6)	471,994	597,618
	1,909,264	2,550,710
Customer deposits	7,782	8,181
Advances from shareholders (note 5)	1,000,000	1,000,000
Shareholders' Equity		
Capital stock (note 7)	2,691,160	2,691,160
Deficit	(1,968,225)	(2,046,434)
	722,935	644,726
	3,639,981	4,203,617

Approved by the Board of Directors

_______________ Director   _______________ Director

Advent Communications Corp.

Statement of Deficit

(Unaudited)

As at June 30, 2003

	June 30, 2003 $	Dec. 31, 2002 $
Deficit - Beginning of period	(2,046,434)	(2,106,168)
Net earnings (loss) for the period	78,209	59,734
Deficit - End of period	(1,968,225)	(2,046,434)

Advent Communications Corp.

Consolidated Statements of Earnings and Deficit
(Unaudited)
For the six-month period ended June 30, 2003

	3 months period ended June 30, 2003		Year-to-Date (6 months) ended June 30, 2003	
	2003	2002	2003	2002
	$	$	$	$
Sales of pagers and cellular phones	2,316,619	2,308,799	4,458,018	4,071,603
Cost of sales	1,803,429	1,731,963	3,215,638	2,943,622
	513,190	576,836	1,242,380	1,127,981
Expenses				
General and administration	442,758	500,010	1,078,428	1,019,255
Bank charges and interest	22,027	23,776	45,091	50,808
Depreciation	13,727	10,673	25,862	22,005
Interest on mortgage loans	6,981	8,366	14,990	16,021
Loss (gain) on disposal of capital assets	-	(6,026)	-	(6,026)
Net earnings (loss) for the period	27,697	40,037	78,009	25,918
Net earnings (loss) for the period	0.2¢	0.3¢	0.6¢	0.2¢

Advent Communications Corp.

Consolidated Statements of Cash Flows
(Unaudited)
For the six-month period ended June 30, 2003

	3 months period ended June 30, 2003		Year-to-Date (6 months) ended June 30, 2003	
	2003 $	2002 $	2003 $	2002 $
Cash flows from operating activities				
Net earnings (loss) for the year	27,697	40,037	78,209	25,918
Items not affecting cash				
Depreciation	13,727	10,673	25,862	22,005
Loss (gain) on disposal of capital assets	-	(6,026)	-	(6,026)
	41,424	44,684	104,071	41,897
Changes in non-cash working capital				
Accounts receivable	(30,404)	(100,548)	208,489	(94,525)
Inventories	30,759	92,065	161,652	24,102
Prepaid expenses	497	(3,543)	(18,796)	12,399
Accounts payable and accrued liabilities	10,834	(17,584)	(499,781)	(173,756)
Deferred revenue	(5,059)	(15,467)	(16,040)	(62,565)
	6,627	(45,077)	(164,476)	(294,345)
	48,051	(393)	(60,405)	(252,448)
Cash flows from investing activities				
Deposits	-	(12,108)	-	(32,713)
Purchase of property and equipment	(22,635)	(4,048)	(40,823)	(4,048)
Proceeds from disposal of property and equipment	-	22,500	-	22,500
	(22,635)	6,344	(40,823)	(14,261)
Cash flows from financing activities				
Increase (decrease) in customer deposits	(206)	669	(399)	16,973
Advances from shareholders	-	-	-	100,000
Repayment of shareholders' loan	-	-	-	-
Repayment of mortgage loans	(13,372)	(12,451)	(125,624)	(25,126)
Proceeds from issuance of common shares	-	-	-	-
	(13,578)	(11,782)	(126,023)	91,847
Increase (decrease) in cash and cash equivalents	11,838	(5,831)	(227,251)	(174,862)
Cash and cash equivalents - Beginning of period	1,402,889	1,350,319	1,641,978	1,519,350
Cash and cash equivalents - End of period	1,414,727	1,344,488	1,414,727	1,344,488
Cash and cash equivalents consist of				
Cash	1,414,727	1,344,488	1,414,727	1,344,488
Bank indebtedness	-	-	-	-
	1,414,727	1,344,488	1,414,727	1,344,488
Supplementary cash flow information				
Interest paid	19,481	10,816	44,023	20,048
Interest received	2,545	1,540	5,191	2,651

Advent Communications Corp.
Notes to Consolidated Statements
(Unaudited)
For the six-month period ended June 30, 2003

1 Interim Financial Statements

While the interim financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2002 audited financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2002 audited financial statements.

2 Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of Advent Communications Corp. and its wholly owned subsidiaries, Am-Call Wireless Inc. (formally Am-Call Paging Corp.) (collectively, "the company").

Inventories

Inventories are valued at the lower of cost and net realizable value.

Capital assets

Capital assets are stated at cost. Amortization is provided at the following annual rates:

Building	4% declining balance
Computer hardware, paging services operating system and terminal	30% declining balance
Signs, furniture, fixtures and equipment	20% declining balance
Leasehold improvements	straight-line over terms of leases

The paging services operating system is used for paging and cellular phone customers in the areas of operator assistance, secretarial, answering, customer billing and recording functions. The cost of the system consists of computer hardware, software, development and staff training costs.

Goodwill and acquired subscriber base

The goodwill arising on consolidation represents the excess of the cost of acquisition over the cost assigned to the Goodwill and acquired subscriber base net identifiable assets of the subsidiaries. Goodwill is amortized on a straight-line basis over five years and was fully amortized in 1997. The acquired subscriber base is amortized on a straight-line basis over five years and was fully amortized in 2000.

Deferred revenue

Deferred revenue represents payments received in advance from customers for pager rentals and monthly air-time charges.

Customer deposits

Customer deposits represent security deposits for rental pagers to be refunded to customers upon the termination of rental contracts. Except for the portion included in current liabilities, it is considered that such deposits are not refundable within the next 12 months in the normal course of business.

Use of estimates

The preparation of these consolidated financial statements requires management to make estimates and judgements that may affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash in bank and bank lines of credit, which are an integral part of the company's cash management.

Earnings per common share

Earnings per common share are calculated using the weighted average number of common shares outstanding during the period.

3 Capital assets and goodwill and acquired subscriber base

a) Capital assets

			June 30, 2003	Dec.31 2002
	Cost $	Accumulated amortization $	Net $	Net $
Land	613,732	-	613,732	613,732
Building	685,651	145,645	540,006	544,677
Computer hardware	93,622	58,093	35,529	35,395
Paging services operating system and terminal	129,207	117,100	12,107	13,999
Signs	61,037	39,526	21,511	17,912
Furniture, fixtures and equipment	134,795	118,877	15,918	17,649
Leasehold improvements	171,592	104,914	66,678	47,157
	1,889,636	584,155	1,305,481	1,290,521

b) Goodwill and acquired subscriber base

	2003 $	2002 $
Goodwill	187,693	187,693
Accumulated amortization	(187,693)	(187,693)
	-	-
Acquired subscriber base	1,364,729	1,364,729
Accumulated amortization	(1,364,729)	(1,364,729)
	-	-

4 Bank indebtedness

	2003 $	2002 $
Line of credit (maximum $180,000) guaranteed by a general security agreement and an assignment of book debts, inventory and fire insurance proceeds, bearing interest at prime rate plus 1.5%	-	-

5 Advances from shareholders

Advances from shareholders bear interest at 5% and have no fixed terms of repayment. These related creditors have indicated that they have no intention of demanding repayment of these advances during the next 12 months. Accordingly, these advances are classified as a non-current liability in the balance sheet.

6 Mortgage loans

	June 30, 2003 $	Dec.31, 2002 $
Mortgage with interest at prime plus 0.75% and term ending May 2001, monthly repayments of $1,072 including interest, amortized over 20 years, secured by retail premises	118,456	123,390
Mortgage with interest at prime plus 0.875% and term ending September 2001, monthly repayments of $3,150 including interest, amortized over 15 years, secured by retail premises	182,689	293,124
Mortgage with interest at prime plus 1% and term ending October 2001, monthly principal repayments of $917 plus interest, amortized over 13 years, secured by retail premises	102,757	108,258

Mortgage with interest at prime plus 1% and term ending August 2001, monthly principal repayments of $792 plus interest, amortized over 11 years, secured by retail premises	68,092	72,846
	471,994	597,618

The mortgage loans have various amortization terms ranging from 8 to 17 years. The company agrees interest rate terms for each mortgage loan for a one-year term in order to take advantage of floating interest rates. Principal payments due after one year are classified as long-term liabilities.

7 Capital stock

Authorized
50,000,000 common shares without par value

Issued

	Number of shares	Amount $
Balance – December 31, 2002 and 2001	12,691,556	2,691,160
Private placement	-	-
Stock options	-	-
Balance - June 30, 2003	12,691,556	2,691,160

a) Private placement

In May 2000, the company issued 500,000 shares at $0.40 per share for $200,000 to a director and to an employee of the company. Each share has an outstanding warrant that entitles the holder to purchase an additional common share of the company at an exercise price of $0.45. These warrants have been expired in June 2002.

Stock options

In February 2000, the company issued 1,200,000 stock options to certain directors and employees of the company at an exercise price of $0.65 per share expiring February 2002. In March 2000, 35,000 of these options were exercised for proceeds of $22,750, and the remaining 1,165,000 options have been expired in February 2002.

A summary of the company's stock option plan as of June 30, 2003 and 2002 and changes during the period ended on the dates is presented bellows

	2003		2002	
	Number of shares ('000)	**Weighted average exercise price $**	**Number of shares ('000)**	**Weighted average exercise price $**
Outstanding – Beginning Of year	-	-	1,165	0.65
Forfeited or cancelled	-	-	1,165	0.65
Outstanding – June 30	-	-	-	-

8. Earnings (loss) per share for the period

	2003 $	2002 $
Net Earning (loss) applicable to common shares	78,209	25,918
Weighted average number of common stock outstanding	12,691,556	12,691,556
Effect of diluted stock options and warrants	-	-
Weighted average number of common stock outstanding	12,691,556	12,691,556
Basic earnings (loss) per share	0.6¢	0.2¢
Diluted earnings (loss) per share	0.6¢	0.2¢

Advent Communications Corp.
SUPPLEMENTARY INFORMATION
June 30, 2003 **Schedule B**

1 Analysis of expenses and deferred costs

(a) Deferred revenue

Deferred revenue represents payments received in advance from customers for pager rental and monthly airtime charges.

(b) General and administration

Marketing and promotion	
Advertising & Promotion	$ 107,509
Entertainment	6,463
	$ 113,972
Office and miscellaneous	
Office	$ 67,745
Telephone	22,452
Miscellaneous	1,273
	$ 91,470
Cost of sales	
Cellular phones	$ 4,454,716
Pagers	3,302
	$ 4,458,018
Business Development	
Web site development & maintenance	$ 18,188

2 Related party transactions

See notes of financial statements.

3 Summary of securities issued and options granted during the period

(a) Securities issued

None

(b) Options granted

None

4 Summary of securities as at the end of the reporting period

(a) Authorized and issued share capital

Authorized – 50,000,000 common shares
Issued and Outstanding – 12,691,556

(b) Summary of options, warrants and other convertible securities outstanding

1,165,000 stock options at an exercise price of $0.65 per share, which have been expired on February 17, 2002.

500,000 share purchase warrants at a price of $0.45 per share have been expired on June 12, 2002.

(c) Shares held in escrow or subject to pooling

None

5 List of directors

Directors	**Officers**
Gen Wong	President
Edgar Pang	Secretary
Victor Chui	
Anthony Kei-Fat Chan	
Sin-Kuen Yau	
Bill Hui	

Advent Communications Corp.

MANAGEMENT DISCUSSION AND ANALYSIS

June 30, 2003 **Schedule C**

GENERAL

Advent Communications Inc. (together with its wholly owned subsidiaries, the "Company") is an independent specialty retailer of cellular and wireless products, services and accessories, with 11 stores in Canada (6 in Toronto and 5 in Vancouver). The Company's stores seek to offer one-stop shopping for consumers to purchase cellular, personal communication services ("PCS"), paging, and other wireless products and services and related accessories.

The Company's business strategy is to offer a wide range of wireless products and services at competitive prices, through conveniently located and attractively designed stores. The Company has historically focused on the ethnic Asian market, supported by knowledgeable customer service representatives that speak both English and Chinese.

The Company believes that this strategy provides it with a competitive advantage by combining product selection, competitive prices and knowledgeable service in the customers' native language, results in longer term subscriptions with a lower cancellation rate.

The Company's stores typically sell up to 20 different makes and models of cellular and PCS phones and pagers and over 100 stock keeping units ("SKUs") of wireless products and accessories, such as batteries, home and car chargers, vehicle adapter kits and cases. The Company supports its broad product offering with knowledgeable and personalized customer service focused on educating the consumer and identifying the most appropriate products and services for each consumer's individual needs.

The Company's revenues are generated principally from three sources: (a) sale of cellular, PCS and wireless products, such as phones, pagers and related accessories in the Company's retail outlets; (b) monthly commission revenue in connection with cellular phone activation and residual commission based upon cellular subscribers' usage; and (c) monthly paging airtime income.

RESULTS OF OPERATIONS

TOTAL REVENUES increased 9.5% to $4,458,018 for the six months period ended June 30, 2003 from $4,071,603 for the same period in 2002. The increase in revenues was due to increases in phone sales, net of a decline in pager sales, airtime and rental income.

GROSS PROFIT increased by $114,399, or 10.1% to $1,242,380 in the first six months of 2003 from $1,127,981 in the same period of 2002. As a percentage of total net revenues, gross profit margin increased to 27.9% for the six months period ended June 30, 2003 from 27.7% in 2002 primarily due to decreases in cellular subscriber base with more residual commission, net of decreases in pager rentals and air-time residuals and slightly lower margins on cellular phone sales due to competition.

EXPENSES

GENERAL AND ADMINISTRATION increased by $58,973 or 5.8% to $1,078,228 in the first six month of 2003 from $1,019,255 in the same period of 2002. The increase in general and administration expenses were primarily due to an increase in billing expenses in salaries and commission expenses because more commission were paid for increasing phone sales and activations.

As a percentage of total revenues, general and administration expenses decreased to 24.2% of revenues in the first six months of 2003 from 25.6% in the same period of 2002. The decrease was a result of both higher revenues and the lower general and administration expenses, which has resulted in a more efficient operation.

The Company spent $18,188 in six months of 2003 compared with $27,188 in the same period of 2002 on development and maintenance of Internet websites ***www.i2828.com***, which was included in Business Development Expenses. The Company has spent less on website development but spent more on website modifications and maintenance.

DEPRECIATION slightly increased by $3,857 or 17.5% to $25,862 in the first six months ended June 30, 2003 from $22,005 in 2002. The increase in depreciation was mainly due to the purchase of new equipment and an increase in capital expenditures on shops renovations.

BANK CHARGES AND INTEREST EXPENSES on long-term debt obligations and mortgage loans decreased by $6,748 or 10.1 % to $60,081 in the first six months ended June 30, 2003 from $66,829 in the same period of 2002. The decrease was primarily due to the repayment of $100,0000 mortgage loans in the first quarter of 2003.

NET PROFIT increased by $52,291 to $78,209 (0.6¢ per share) for the first six months of 2003 from ($25,918) (0.2¢ per share) for the same period of 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity requirements have been primarily to fund its increased inventory requirements and other working capital items, and build-out costs for the new Internet business. The Company has financed its liquidity needs through a combination of borrowings, equity capital contributions from the issuance of treasury stock and cash provided by operations.

The Company's working capital was increased by $62,850 to $425,236 at June 30, 2003 from working capital of $362,386 at December 31, 2002. Accounts receivable and inventory decreased $370,141 to $840,166 at June 30, 2003 from $1,210,307 at December 31, 2002. The decrease in inventory was due to fewer inventories of cellular phones required after Christmas seasons. The decrease in accounts receivable was mainly due to decreased of commission receivable from Rogers AT&T as at June 30, 2003. Accounts payable decreased by $499,782 to $1,364,437 at June 30, 2003 from 1,864,219 at December 31, 2002, the decrease was due to decrease of purchases of Rogers AT &T phones after Christmas seasons.

The Company's net cash from operating activities (used in) increased by $192,043 to ($60,405) for the six months ended June 30, 2003 compared to net cash from operating activities (used in) of ($252,448) for the same period of 2002. This was primarily due to decreases in accounts payable, offset by decrease in accounts receivable and inventories.

The Company's net cash used in investing activities increased to $40,823 in the first six months ended June 30, 2003. The increase in cash used in investing activities was primarily attributable to net purchase of property and equipment.

The Company's net cash provided by financing activities (used in) decreased to ($125,023) in the first six months ended June 30, 2003 from $91,847 in the same period of 2002, the decrease was primarily due to cash used in repayment of mortgage loans and no advance was received from shareholders.

The Company had cash and cash equivalents of $1,414,727 at June 30, 2003, an increase of $70,239 from the cash balance of $1,344,448 at June 30, 2002.

FUTURE OUTLOOK AND NEW DEVELOPMENTS

The paging industry will continue to decline, the Company will not expand its paging business but it will continue to sell pagers and paging services in its existing retail stores.

With the new technologies such as GPRS (General Packet Radio Service) and 3-G (the third generation of mobile), the cellular industry will be still growing very fast in the coming years. The cellular penetration in Canada is very low compared with European countries, Hong Kong, Japan, Singapore and U.S.A.; the Company anticipates that the cellular phone sales will grow rapidly in the rate of double digits per year in coming years. Cellular phones are now not limited for voice communications, cellular phones can be used for data applications such as sending and receiving short message, pictures and emails, taking digital pictures, connecting to computers for wireless internet applications, etc. therefore, data wireless communications will take off soon in next two years. The growth opportunities for data wireless applications will be tremendous which will generate good future revenue for the Company.

The Company has already committed to open two to three new retail stores this year.

The number of members for community site ***www.i2828.com*** is still increasing; the Company is exploring opportunities for seeking Internet banner advertisers and e-commerce business. The Company is now working on more features such as more games and photo albums in addition to the following features: ***Personal Page, Web E-mail, E-messaging, E-reminder, Forum/Message Board, E-cards, Points and Awards, E-Chat, Multi-Player Games, and Photo Gallery and Albums***.

The Company has also launched "***Am-Call Long Distance Service***" and "Am-***Call Global Call Forwarding Service***" in Toronto in December 2002. The Service will provide the cellular phone subscription easy and cost-saving long distance etc. services and roaming service in the world.

Am-Call Long Distance Service

Subscribers can register up to three different phone numbers for this service (e.g. Mobile phone, home phone and business phone). ***Am-Call*** Network recognizes them when he dials in form their pre-registered numbers. No PIN/Password is required. They can still use the service when dialing from any non-registered number by simply entering their own account number and password into system. To facilitate customers who are traveling, subscribers can have toll free access by 1-866-XXX-XXXX anywhere in North America.

Am-Call Global Call forwarding Service

If subscribers are traveling overseas and have access to their local numbers (mobile or landline), they can use ***Am-Call Innovative Global Call Forwarding Service*** to better manage their calls from back home, while at the same

time enjoy low long distance rates. They can even change the call forward destination number on the road via the Internet. This is very useful for people who are on the road traveling to multiple destinations.

The Company believes that this ***new concept of long distance service*** will become very popular and provide tremendous revenue in the future.

INVESTOR RELATIONS

The Company does not have any contract for investor relation's activities.